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JULIEN BOURGEOIS julien.bourgeois@dechert.com +1 202 261 3451 Direct +1 202 261 3151 Fax

November 3, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Lauren Hamill

Re:	Harvest Volatility Edge Trust (File No. 811-23286) (the “Registrant”)

Dear Ms. Hamill:

On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) Staff on the initial registration statement of the Registrant filed on Form N-1A on September 1, 2017. The SEC Staff’s comments were conveyed via letter addressed to me and James V. Catano of Dechert LLP dated September 29, 2017. Throughout this letter, capitalized terms have the same meanings as in the filing, unless otherwise noted. A summary of the SEC Staff’s comments, followed by the responses of the Registrant, is set forth below:

General Comments

1.

We note that substantial portions of the disclosure have been left blank or bracketed. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Response: The Registrant acknowledges that the Staff may have further comments with respect to the information added in Pre-Effective Amendment No. 1 and Amendment No. 1 to the Registrant’s registration statement filed concurrently with this letter (the “Amendment”).

2.	For each Fund, please provide the Staff with a completed fee table and expense example for review prior to seeking effectiveness.

Response: The Registrant has provided completed fee and expenses tables and expense examples in the Amendment.

November 3, 2017 Page 2

Cover Page

3.	On the front cover page, please insert the ticker symbol for each class of the Funds’ shares adjacent to each such class. See Item 1(a)(2) of Form N-1A.

Response: The requested change has been made.

Preliminary Summary Prospectus – Harvest Edge Absolute Fund

Expense Example – page 1

4.	In FN 1, please change “for a full fiscal year” to “for the current fiscal year.” See Instruction 6(a) to Item 3 of Form N-1A.

Response: The requested change has been made.

5.

Bracketed language suggests that the Adviser may have a contractual agreement with the Fund whereby the Adviser will waive its fees and/or pay for operating expenses of the Fund. If so, please confirm supplementally that this agreement will be in effect for no less than one year from the effective date of the Fund’s registration statement and that the terms of any such agreement are also disclosed in a footnote to the fee table.

Response: We confirm that the expense limitation agreement between the Registrant and the Adviser will be in effect for no less than one year from the effective date of the registration statement for the Funds.

Principal Investment Strategies – pages 1-2

6.

On page 1, the first sentence of this section states: “The Fund pursues its investment objective by investing in (or otherwise holding) a portfolio of cash, cash-equivalent investments and short-term investment grade debt instruments (the “core investments”) and implementing a yield enhancement overlay that utilizes relatively short-dated S&P 500 Index option call spreads and put spreads (the “yield enhancement strategy”).”

a.	With respect to the “yield enhancement overlay that utilizes relatively short-dated S&P 500 Index option call spreads and put spreads . . .,” please define the phrase “relatively short-dated.”

Response: The requested change has been made.

November 3, 2017 Page 3

b.

In parentheticals containing the shorthand for defined terms, please consider whether it might visually enhance readability or understanding if the first letter of each word in a defined term, except for prepositions and conjunctions, were capitalized and used thereafter throughout the prospectus and/or SAI (e.g., “Core Investments” instead of “core investments”).

Response: The requested change has been made.

7.	Please disclose the percentage of Fund assets that the Adviser intends to dedicate to “core investments” and to the “yield enhancement strategy.”

Response: The Registrant has implemented changes in response to this comment.

8.

On page 2, in the first and third full paragraphs, consider removing the parentheticals stating “(or holdings)” and “(or hold)” as they could cause confusion that the terms mean different things. Alternatively, please add disclosure explaining the distinction the Fund is making between its investments and holdings.

Response: The requested change has been made.

9.

On page 2, the second full paragraph of this section discloses that the Fund will construct “iron condor” options positions in an attempt to carry out the Fund’s “yield enhancement strategy.” With respect to this disclosure:

a.

Please disclose with specificity to the extent applicable: i) the express purpose(s) of the Fund’s use of derivatives (e.g., speculation, leveraging, or hedging); and ii) any creditworthiness standards the Fund will employ when selecting counterparties. See The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response: The Registrant has implemented changes in response to this comment.

b.

Please expand the disclosure describing the strategy behind the specific types of options techniques that the Fund intends to use (i.e., provide additional description of an “iron condor” to aid an investor’s understanding of the Fund’s yield enhancement strategy). Additionally, explain the purpose of the “four option legs” in an iron condor position.

Response: The Registrant has implemented changes in response to this comment.

November 3, 2017 Page 4

c.	Please revise the sentence that begins “In this structure . . .” to explain how the purchased options are “intended to mitigate risks of the written options.”

Response: The Registrant has implemented changes in response to this comment.

d.	With respect to the sentence that begins “The Fund’s options are relatively short-dated . . .” please revise to disclose:

i.	whether the Fund’s options will be limited only to purchased and written call and put options on the S&P 500 Index;

Response: The requested change has been made.

ii.	whether the Fund will purchase and write call and put options that are covered, uncovered, or both;

Response: The Registrant has implemented changes in response to this comment.

iii.

whether the purchased and written call and put options will be American-style options exercisable at any time during the life of the option, European-style options exercisable only at expiration, or both; and

Response: The requested change has been made by revising the strategy disclosures provided in response to Item 9 of Form N-1A. The Registrant has declined to add disclosure in the summary section because the technical nature of the disclosure would be inconsistent with the goal of “plain English” disclosure.

iv.

a definition or explanation of what “laddered strike prices” and “staggered expiration dates” means and how structuring strike prices and expiration dates is significant with respect to the Adviser’s “yield enhancement strategy.”

Response: The Registrant has implemented changes in response to this comment.

10.

On page 2, in the third full paragraph, please revise to disclose the “variety of instruments or assets,” or examples thereof, that the Fund may invest in during unstable or abnormal market conditions.

November 3, 2017 Page 5

Response: The requested change has been made.

Principal Investment Risks – pages 2-3

11.

On page 2, the first sentence under the risk factor captioned “Counterparty Risk” states: “Certain investments or investment transactions are subject to the risk that the Fund’s counterparty will become insolvent or otherwise be unwilling or unable to perform its obligations in a timely manner or at all.” (Emphasis added.)

Please specify which of the Fund’s principal investments or transactions are likely to be subject to counterparty risk.

Response: The Registrant has implemented changes in response to this comment.

12.	On page 3, with respect to the risk factor captioned “Options Risk:”

a.

Please generally flesh out the discussion in this paragraph. For instance, please indicate general risks attendant to the Fund’s investments in options, including but not limited to, the following: i) options may be subject to greater fluctuations in value than an investment in the underlying securities or index; ii) purchasing and writing put and call options are highly specialized activities and entail greater risk than investments in conventional securities; iii) writing options could increase a Fund’s portfolio turnover rate, which may result in increased transaction costs.

Response: The requested changes have been made.

b.

Please also briefly flesh out the discussion in this paragraph to include more detailed disclosure describing the risks attendant to the specific types of options techniques that the Fund intends to use. For instance, the third sentence of the paragraph states: “Writing (selling) options involves greater risk because the seller is exposed to the extent of the actual price movement in the underlying security rather than only the premium payment received.” To the extent that the Fund will invest in American-style options, please expand this sentence to explain that the writer of a standard American-style option is also subject to timing risk (i.e., has no control over the timing of when it may be required to fulfill its obligation as writer).

November 3, 2017 Page 6

Response: The Registrant has implemented changes in response to this comment, including further enhancements to risk disclosures provided under Item 9 of Form N-1A.

13.

We note that the Fund identifies certain principal risks which relate to investments that are not described in the summary “Principal Investment Strategies” section. Specifically, on page 3, the summary Principal Risks section includes a risk factor captioned “Other Investment Company Risk” which indicates that the Fund may invest in other investment companies. However, we note that there is no mention of the Fund’s ability, or intent, to invest in other investment companies in the strategy discussion.

Please reconcile this apparent discrepancy in the Principal Investment Strategies section. Alternatively, if investments in other investment companies are not considered a principal investment strategy of the Fund, please remove the risk factor from the Principal Risks section and relocate such disclosure to the SAI.

Response: The Fund’s principal investment strategies disclose that the Fund may invest in money market funds, which the Registrant believes is responsive to this comment.

Performance Information – pages 3-4

14.

We note that a privately offered fund managed by the Adviser will be reorganized into the Fund. Bracketed placeholders in this section indicate that prior performance information regarding the Fund’s private fund predecessor will be added by amendment. We may have additional comments at that time.

Response: The Registrant acknowledges that the Staff may have additional comments with respect to the prior performance information when supplied.

15.

The second paragraph of this section states that the privately offered predecessor fund “had an investment objective and strategies that were, in all material respects, the same as those of the Fund.” Please revise the phrase “investment objective and strategies” to also include policies, restrictions and guidelines. See MassMutual Institutional Funds (pub. avail. Sep. 28, 1995).

Response: The requested change has been made.

16.	Please provide the following information in correspondence:

November 3, 2017 Page 7

a.	Describe the background of the predecessor fund, including information about when and why the predecessor fund was created.

Response: The predecessor fund was organized on May 14, 2009 and commenced operations on October 1, 2009. The predecessor fund was organized to manage client assets.

b.

State whether the Adviser has managed any other unregistered funds or accounts that were materially equivalent to the new Fund. If so, state: i) whether any other such fund or account had lower performance as compared with the predecessor fund; ii) whether any other such funds or accounts were converted to registered companies, and if not, why not; and iii) explain why the predecessor fund was chosen to be registered.

Response: The Adviser has not managed materially equivalent funds or accounts.

c.	State whether the predecessor fund will transfer substantially all of its portfolio securities or whether the predecessor fund will transfer only a portion of its assets to the new Fund.

Response: The predecessor fund will transfer substantially all of its assets to the new Fund.

d.	State whether the Adviser believes that the predecessor fund could have complied with Subchapter M of the Internal Revenue Code.

Response: The Adviser believes that the predecessor fund could have complied with Subchapter M of the Internal Revenue Code.

e.	Confirm that the Adviser has the records necessary to support the calculation of the predecessor fund’s performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: The Adviser has the records necessary to support the calculation of the predecessor fund’s performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

f.	Confirm that when the performance information of the predecessor fund and the new Fund are reported, the Fund will include the disclosures required in Item 4(b)(2) of Form N-1A.

November 3, 2017 Page 8

Response: The Registrant confirms that the performance of the predecessor fund and the new Fund include the disclosures required in Item 4(b)(2) of Form N-1A.

Preliminary Summary Prospectus – Harvest Edge Equity Fund

Principal Investment Strategies – pages 6-7

17.

On page 6, the first sentence of the first paragraph in this section states in part: “The Fund pursues its investment objective by investing in a portfolio of U.S. equity securities and equity index exchange-traded funds (“ETFs”) with a high portfolio correlation to the S&P 500 Index (the “core investments”) . . .” (Emphasis added.)

a.

If accurate and consistent with the Fund’s principal investment strategies, please consider adding the phrase “before fees and expenses” after the words “high portfolio correlation.” We believe that this language will more clearly convey that the Fund, through its “core investments,” seeks to closely match the performance of the S&P 500 Index that, unlike the Fund, does take into account things like fees, expenses and transaction costs. Alternatively, if the Fund intends for the “core investments” component of its strategy to be highly correlated to the performance of the underlying index notwithstanding the Fund’s fees, expenses, and transaction costs, please confirm this in your response and disclose how this will be accomplished.

Response: The Registrant respectfully declines to implement any changes in response to this comment. The Fund is not an “index” fund and, thus, does not pursue an investment objective to, for example, seek to provide investment results that, before fees and expenses, correspond generally to the performance of an index. As noted below, however, the Registrant has implemented other disclosure changes, including in response to other Staff comments, to more expressly make this distinction.

b.

With respect to the S&P 500 Index, which the Fund’s “core investments” will attempt to track, please add disclosure to this section describing the underlying index and its methodology. Specifically, please include as applicable:

i.	Component selection criteria describing how index components are selected or excluded, and an approximate number or range of index components;

November 3, 2017 Page 9

ii.	Index weighting methodology describing how index components are weighted;

iii.	Rebalance and reconstitution process information, explaining how and how and how often the underlying index changes; and

Response: The Registrant respectfully declines to include this disclosure but it has added a description of the S&P 500 Index to the Fund’s principal investment strategies.

c.

Please also add disclosure to this section describing the Fund’s principal strategies for using its “core investments” to track the underlying index (i.e., specifically state whether the Fund will use a replication or representative sampling strategy to track the index using its core investments, and explain the meaning thereof).

Response: The requested change has been made.

18.	On page 6, the second sentence of the first paragraph in this section states: “The core investments are intended to deliver returns that are correlated to this index.” (Emphasis added.)

a.	Please change the words “correlated to” to “highly correlated to” (in order to reconcile with the first sentence of this paragraph) and “this index” to “the S&P 500 Index” for clarity.

Response: The requested changes have been made.

b.

Given that the Fund’s strategy with respect to its “core investments” is to closely track the performance of the underlying S&P 500 index, please include a risk factor for “tracking error risk” in the Principal Risks section(s) of the prospectus.

Response: The Registrant respectfully declines to include this disclosure so as to avoid the implication that the Fund is an index fund, but it has revised certain risk disclosures in response to this and other similar Staff comments.

c.

Given the Fund’s “yield enhancement strategy,” please consider including, either under “tracking error risk” or in a separate risk factor, disclosure related to enhanced indexing, stating in substance that due to the Fund’s yield enhancement

November 3, 2017 Page 10

strategy overlay, the Fund’s performance will vary, intentionally and possibly significantly, from the performance of the S&P 500 index.

Response: The Registrant has implemented changes in response to this comment.

19.

On page 7, the second paragraph of this section states: “Under normal circumstances, the Fund invests at least 80% of its assets in equity securities, or other investments with similar economic characteristics (such as ETFs and other pooled investment vehicles that invest in equity securities), of companies included in the S&P 500 Index.” (Emphasis added.)

Please disclose how, if at all, the Fund’s “core investments” relate to the 80% test. For instance, if accurate to state as such, please consider adding the words “i.e., core investments” after the disclosure explaining that the Fund’s 80% test relates to “equity securities, or other investments with similar economic characteristics (such as ETFs and other pooled investment vehicles that invest in equity securities), of companies included in the S&P 500 Index.”

Response: The requested change has been made.

20.

On page 7, the third paragraph of this section discusses the Fund’s “yield enhancement strategy” and use of “iron condor” option positions. Given the Fund’s “yield enhancement strategy,” please consider including a risk factor in the Principal Risks sections of the prospectus related to enhanced indexing that states, in substance, the following: “Due to the Fund’s yield enhancement strategy, the Fund’s performance will vary, intentionally and possibly significantly, from the performance of the S&P 500 Index.”

Response: The Registrant has implemented changes in response to this comment.

Principal Investment Risks – pages 7-8

21.

On page 7, the first sentence of the risk factor captioned “Equity Securities Risk” states in part: “The price or value of the Fund’s investments in a company’s equity securities, such as common or preferred stock, may rise or fall rapidly or unpredictably . . .” (Emphasis added.) We note that the Fund specifies investments in common or preferred stock that are not described in the summary “Principal Investment Strategies” section. Please update that section to include disclosure regarding investments in common or preferred stock.

November 3, 2017 Page 11

Response: The requested change has been made.

22.

We note that “Issuer-Specific Risk” is included in the summary Principal Risks section of the prospectus for the Harvest Edge Equity Fund at page 7 and the Harvest Edge Bond Fund at page 12, but not for the Harvest Edge Absolute Fund. Please consider whether such a risk factor should be included for that Fund as well.

Response: The Registrant believes that this principal risk does not apply to the Harvest Edge Absolute Fund in light of its Core Investments primarily consisting of cash, short-term cash-equivalent investments and short-term investment-grade debt instruments.

23.

We note that a risk factor for “Liquidity and Valuation Risk” was included in the summary Principal Risk Factors section for the Harvest Edge Absolute Fund and the Harvest Edge Bond Fund, but was not included for the Harvest Edge Equity Fund. Please either consider including the same risk factor for this Fund, or, if the omission was intentional, please explain the reason for not including the risk factor in correspondence.

Response: The Registrant believes that “Liquidity and Valuation Risk” is not a principal investment risk for the Harvest Edge Equity Fund in light of its principal investment strategies of investing in securities issued by companies in the S&P 500 Index, ETFs and options on the S&P 500 Index, all of which are liquid securities that trade in transparent markets.

24.	On page 8, the first sentence following the caption “Other Investment Company Risk” states: “The Fund will initially invest in index exchange-traded funds (“ETFs”) or other investment companies.”

a.	Please explain the meaning of this sentence, as it is unclear what the “will initially invest” language refers to and what the Fund intends to do with respect to investments in ETFs subsequently.

Response: The Registrant has implemented changes in response to this comment. The Fund intends to invest primarily in ETFs until the portfolio management team believes that the Fund has reached a scale that facilitates efficient implementation of the Fund’s principal investment strategies primarily through direct investments in equity securities.

b.	This sentence also relates to the Fund’s investment strategy rather than risk. Please relocate this disclosure, as revised, to the Principal Investment Strategies section(s) of the prospectus.

November 3, 2017 Page 12

Response: The Registrant believes that the current principal investment strategies are appropriately informative in this regard and that the sentence is necessary to understand the risk disclosure.

c.

Please confirm supplementally that, in accordance with Instruction 3(f) to Item 3 of Form N-1A, if acquired fund fees and expenses (‘AFFE’) will exceed 0.01% of the average net assets of the Fund, the Fund will include a line item in the Fee Table for AFFE.

Response: The Fund has included this information in the Amendment.

25.

On page 8, the last sentence following the caption “Other Investment Company Risk” states: “An index ETF rarely equals the performance of the index.” Please revise to clarify the meaning of this sentence.

Response: The Registrant has implemented changes in response to this comment.

Preliminary Summary Prospectus – Harvest Edge Bond Fund

Principal Investment Strategies – pages 10-11

26.

On page 10, the first sentence of the PIS section states in part: “The Fund pursues its investment objective by investing in a portfolio of U.S. fixed income securities and bond index exchange-traded funds (“ETFs”) with a high portfolio correlation to the Bloomberg Barclays U.S. Aggregate Bond Index (the “core investments”) . . .” (Emphasis added.)

a.

If accurate and consistent with the Fund’s principal investment strategies, please consider adding the phrase “before fees and expenses” after the words “high portfolio correlation.” We believe that this language will more clearly convey that the Fund, through its “core investments,” seeks to closely match the performance of the Bloomberg Barclays U.S. Aggregate Bond Index that, unlike the Fund, does take into account things like fees, expenses and transaction costs. Alternatively, if the Fund intends for the “core investments” component of its strategy to be highly correlated to the performance of the underlying index notwithstanding the Fund’s fees, expenses, and transaction costs, please confirm this in your response and disclose how this will be accomplished.

Response: The Registrant respectfully declines to implement any changes in response to this comment. The Fund is not an “index” fund and, thus, does not

November 3, 2017 Page 13

pursue an investment objective to, for example, seek to provide investment results that, before fees and expenses, correspond generally to the performance of an index. As noted below, however, the Registrant has implemented other disclosure changes, including in response to other Staff comments, to more expressly make this distinction.

b.

With respect to the Bloomberg Barclays U.S. Aggregate Bond Index the Fund’s “core investments” will attempt to track, please add disclosure to this section describing the underlying index and its methodology. Specifically, please include as applicable:

i.	Component selection criteria describing how index components are selected or excluded;

ii.	Index weighting methodology describing how index components are weighted;

iii.	Rebalance and reconstitution process information, explaining how and how and how often the underlying index changes; and

iv.	An approximate number or range of index components.

Response: The Registrant respectfully declines to include this disclosure but it has added a description of the Bloomberg Barclays U.S. Aggregate Bond Index to the Fund’s principal investment strategies.

c.

Please also add disclosure to this section describing the Fund’s principal strategies for using its “core investments” to track the underlying index (i.e., specifically state whether the Fund will use a replication or representative sampling strategy to track the index using its core investments, and explain the meaning thereof).

Response: The requested change has been made.

27.

On page 11, the second sentence of this section states: “The core investments are intended to deliver returns that are correlated to the Bloomberg Barclays U.S. Aggregate Bond Index.” (Emphasis added.) Please change the words “correlated to” to “highly correlated to” in order to reconcile with the first sentence of this paragraph.

Response: The requested change has been made.

November 3, 2017 Page 14

28.

On page 11, the second paragraph of this section states: “Under normal circumstances, the Fund invests at least 80% of its assets in bonds, or other investments with similar economic characteristics (such as ETFs and other pooled investment vehicles that invest in bonds), included in the Bloomberg Barclays U.S. Aggregate Bond Index.”

a.

Please elaborate on the types of “bonds” that the Fund will primarily invest in while attempting to track the Bloomberg Barclays U.S. Aggregate Bond Index (i.e., describe their credit rating, term or duration, etc.)

Response: The Registrant has implemented changes in response to this comment.

b.

Since the 80% requirement is based on a fund’s net assets plus any borrowings for investment purposes, please change the phrase “its assets” to “its net assets” and add the words “plus any borrowing for investment purposes” when referring to net assets. See Rule 35d-1(a) and 35d-1(d)(2) of the 1940 Act.

Response: The Registrant respectfully declines to implement any changes in response to this comment in this part of the Prospectus because it believes that adding a statement of a technical rule requirement is not in line with the Form N-1A requirements. However, the Registrant notes that in the “Investment Policies and Guidelines—Non-Fundamental Investment Policies” section of the Prospectus, the Registrant does disclose that “Should a Fund’s name suggest that the Fund focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries, the Fund’s policy of investing, under normal circumstances, “at least 80% of its assets” is treated as net assets plus any borrowings for investment purposes and is measured at the time of investment.”

c.

Please disclose how the Fund’s 80% test relates to the Fund’s “core investments.” For instance, if accurate to state as such, please add “i.e., core investments” after the disclosure explaining that the Fund’s 80% test relates to “bonds, or other investments with similar economic characteristics (such as ETFs and other pooled investment vehicles that invest in bonds), included in the Bloomberg Barclays U.S. Aggregate Bond Index.”

Response: The requested change has been made.

Principal Investment Risks – pages 11-13

November 3, 2017 Page 15

29.

We note that the Fund identifies certain principal risks which relate to investments that are not described in the summary “Principal Investment Strategies” section. Specifically, the summary Principal Risks section includes a risk factor captioned “Commercial Paper Risk” although there is no mention of the Fund’s intent to invest in commercial paper in the strategy discussion.

Please update the Principal Investment Strategies section(s) in the prospectus to include disclosure regarding Fund’s principal strategies with respect to commercial paper. Alternatively, if investments in commercial paper are not considered a principal investment strategy of the Fund, please remove the risk factor from the PR section and, if appropriate, relocate such disclosure to the SAI.

Response: The disclosure has been removed.

30.

Given that the Fund’s strategy with respect to its “core investments” is to closely track the performance of the underlying Bloomberg Barclays U.S. Aggregate Bond Index, please include a risk factor for “tracking error risk” in the Principal Risks section(s) of the prospectus. Additionally, given the Fund’s “yield enhancement strategy,” please consider including, either under “tracking error risk” or in a separate risk factor, disclosure related to enhanced indexing, stating in substance that due to the Fund’s yield enhancement strategy overlay, the Fund’s performance will vary, intentionally and possibly significantly, from the performance of the Bloomberg Barclays U.S. Aggregate Bond Index.

Response: The Registrant has implemented changes in response to this comment.

More About the Funds’ Principal Investment Strategies – pages 14-15

31.

On page 14, the last sentence of the second paragraph of this section states: “These structures are designed to generate income through premiums received on the written (sold) options and contain risk through the purchase of corresponding further “out of the money” options.” Please explain how purchasing “further ‘out of the money’ options” is intended to contain risk created by the Fund’s written options.

Response: The Registrant has implemented changes in response to this comment.

32.

On page 14, the fifth paragraph of this section states in part: “The Adviser seeks to structure the Funds’ written (sold) options to generate premiums and take advantage of the perceived volatility risk that is priced into options . . .The Adviser also seeks to structure the Funds’ written (sold) options to expire worthless (i.e., out of the money). As

November 3, 2017 Page 16

a result, the strategy is expected to be most favorable when the current price level of the S&P 500 Index is between a written option spread; i.e., between the strike (exercise or expiration) prices of the written (sold) call option and the written (sold) put option. At expiration, the Fund retains the premiums received for the written (sold) options, which would be less the amounts paid for the purchased options and the amounts due at settlement, if any.” (Emphasis added.)

Please revise the bolded sentence above to make it clear that it discusses a hypothetical outcome (i.e., the ideal scenario) at expiration, and whether or not the situation actually occurs will depend on whether the Adviser is able to structure the Funds’ options positions in such a way that the outcome occurs.

Response: The Registrant has implemented changes in response to this comment.

33.

We note that on page 14, the fifth paragraph of this section discusses the Funds’ use of written options in some detail, but is largely silent as to the Fund’s purchased options. Please explain how the Adviser seeks to structure the Fund’s purchased options to implement the yield enhancement strategy, and how the returns of the strategy are dependent on purchased options.

Response: The Registrant has implemented changes in response to this comment.

Non-Fundamental Investment Policies – page 15

34.

The second sentence of the second paragraph of this section states: “The Harvest Edge Equity Fund and Harvest Edge Bond Fund will invest their assets in exchange-traded funds (“ETFs”) that invest in similar securities or instruments as the Funds.” (Emphasis added.) Please revise to clarify that these Funds will invest “a portion of their assets” in ETFs rather than “their assets.”

Response: The requested change has been made.

Principal Investment Risks – pages 16-23

35.

On page 17, the first sentence following the risk factor caption “Derivatives Risk” states: “A Fund may invest a percentage of its assets in derivatives, notably options, to pursue its investment objective and to create economic leverage in the Fund, to enhance total return, to seek to hedge against fluctuations in securities prices, interest rates, currency rates, etc., to change the effective duration of a Fund’s portfolio, to manage certain investment risks, and/or as a substitute for the purchase or sale of securities.” This

November 3, 2017 Page 17

sentence describes strategy rather than risk. Please relocate this information to the Principal Investment Strategies section(s) of the prospectus. Similarly, the first sentence of the third paragraph under “Derivatives Risk,” also describes strategy and should be included in the Principal Investments Strategies section(s): “Options in which the Funds invest are traded on an exchange or through a central counterparty.”

Response: The Registrant has implemented changes in response to these comments.

36.

On page 19, a sentence in the first paragraph following the risk factor caption “Leverage Risk” states: “It is currently expected that the Fund’s investment program will have the effect of leveraging the Fund, sometimes by a significant amount.”

a.	This sentence describes strategy rather than risk. Please relocate this information to the Principal Investment Strategies section(s) of the prospectus.

Response: The Registrant has implemented changes in response to these comments.

b.

Also, since it appears that this sentence would apply to all three Funds rather than one specific Fund, please either change the wording from “the Fund’s” to “a Fund’s” or change the punctuation from “Fund’s” to “Funds’“ for clarity.

Response: The requested change has been made.

37.

On page 20, the first sentence in the third paragraph following the risk factor caption “Management Risk” states: “A Fund may pursue a relative value strategy by taking long exposure in securities or instruments believed to be undervalued and short exposure in securities or instruments believed to be overvalued.” This sentence goes to strategy, and we note that discussion of a Fund’s potential pursuit of a “relative value strategy” was not included in the summary prospectus for any Fund. If using such a strategy and shorting securities is considered a principal strategy for any of the Funds, please relocate this information to the Principal Investment Strategy section(s) for the relevant Funds.

Response: The Registrant has implemented changes in response to this comment.

Portfolio Managers – page 23

38.

On page 23, please add dates (disclosing years is generally sufficient) to the paragraphs on the Funds’ portfolio managers wherever necessary so that it is clear what each individual’s business experience has been during the past five years. For instance, with

November 3, 2017 Page 18

respect to Mr. Selvala’s experience, please add a date at the end of the first clause of the sentence that begins “Prior to founding the Adviser . . .” See Item 10(a)(2) of Form N-1A.

Response: The requested change has been made.

Eligibility – page 24

39.

The second paragraph in this section states, in relevant part: “Certain payments (except those related to distribution) may be borne by a Fund.” (Emphasis added.) Please clarify whether “certain payments (except those related to distribution)” is a reference to “payments for the provision of distribution, administrative or shareholder retention services, and networking and/or omnibus account fees.” If not, please clarify the meaning of “certain payments (except those related to distribution).”

Response: The requested change has been made.

Redemptions In-Kind – page 29

40.

We note that the Funds reserve the right to make redemptions in-kind. Please disclose additional detail regarding the Funds’ practices to redeem in-kind, such as whether those redemptions would be pro-rata slices of portfolio assets, individual securities, or representative security baskets. We believe this is helpful disclosure for investors that will allow them to better understand how the Funds manage liquidity and their redemption obligations.

Response: The Registrant has implemented changes in response to this comment.

Small Account Balances/Mandatory Redemptions – page 30

41.

This paragraph discloses in part: “If at any time your account balance falls below the applicable minimum initial investment amount for the share class and type of account described under “Investment Minimums” in this Prospectus due to redemptions, a letter may be sent advising you to add to your account to meet the applicable minimum account balance, to transfer your shares to another share class of the Fund for which you are eligible, or to redeem the remaining shares in your account. If action is not taken within [30] days of the notice, the Fund may require mandatory redemption of shares, or the Fund may elect to transfer the shares to another share class of the Fund for which you are eligible.” Please also disclose that the automatic redemption of shares after 30 days’ notice could create a taxable event for shareholders, and either briefly describe the tax

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consequences of such a redemption or include a cross-reference directing investors to the related section(s) of the prospectus and/or SAI on taxation.

Response: The requested change has been made.

Non-receipt of Purchase Wire/Insufficient Funds Policy – page 31

42.

The last sentence of this paragraph states: “Each Fund may charge a fee for insufficient funds and you may be responsible for any fees imposed by your bank and any losses that the Fund may incur as a result of the canceled purchase.” Please disclose the maximum amount of the fee that a Fund may charge for insufficient funds.

Response: The Registrant has implemented changes in response to this comment.

Taxation of Fund Distributions – page 34

43.

The bracketed fourth paragraph in this section refers to the Funds’ “equity index option spread overlay strategy.” We note that this term is only used in one other place in the filing, on page 12 of the SAI. If this term is meant to be synonymous with the term “yield enhancement strategy” that is defined in the prospectus and used throughout the filing, please revise “equity index option spread overlay strategy” to “yield enhancement strategy” for consistency. Otherwise, please disclose in the relevant strategy section an explanation of the spread overlay strategy and in the relevant risks section an explanation of the risks associated with such a strategy.

Response: The Registrant has implemented changes in response to this comment.

Back Cover Page

44.	On the back cover page at page 37, please insert the ticker symbol for each class of the Funds’ shares adjacent to each such class.

Response: The Registrant has provided ticker symbols for each class of the Funds’ shares where appropriate in the Registrant’s registration statement.

Annual and Semi-Annual Reports – page 37

45.

In this section, disclosure notes that the annual reports, once available, will “list the holdings of the Funds (or a summary of holdings), describe Fund performance, include audited financial statements and discusses how investment strategies and Fund

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performance have responded to recent market conditions and economic trends.” Please add the words “during the Funds’ last fiscal year” to the end of this sentence. See Item 1(b)(1) of Form N-1A.

Response: The requested change has been made.

Statement of Additional Information

Concentration – page 14

46.

Disclosure in this section notes that the Funds, when applying their fundamental investment restriction on concentration to derivative transactions or instruments, “will look to the industry of the reference asset(s) and not to the counterparty or issuer.” (Emphasis added.) In your response, please clarify the legal basis for excluding counterparties from consideration for concentration purposes. We may have additional comments.

Response: The derivatives used by the Funds are exchange traded options so there would be no counterparty to monitor.

47.

Disclosure in this section also notes that the Funds do not apply their fundamental investment restriction on concentration to “other investment companies.” (Emphasis added.) Please note that to the extent that a Fund is invested in underlying funds, the staff takes the position that the Fund should look through to the holdings of its underlying funds to monitor its own industry concentration policy. To the extent a Fund can determine that an underlying fund is concentrated in a particular industry, it should consider those holdings in determining its own concentration. (e.g., if an underlying fund has a name that requires an 80% test in a particular industry, the Fund should consider at least 80% of its investment in that fund will be in that industry.

Please confirm in your response letter than when the Funds determine their concentration, they will use reasonable efforts to look through to affiliated and non-affiliated funds when determining whether the Funds are in compliance with their own concentration policies. Also, please remove the disclosure in this section that relates to the Funds’ concentration policy not applying to “other investment companies.”

Response: The requested change has been made. The Registrant confirms that it will use reasonable efforts to look through to affiliated and non-affiliated funds when determining whether the Funds are in compliance with their own concentration policies.

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Trustee Ownership of Fund Shares – page 18

48.

The disclosure regarding the ownership of Fund shares by the Trustees states: “Because the Funds have not commenced operations as of the date of this SAI, no Trustees beneficially owned any shares of the Funds.” Please add the words “as of the end of the most recently completed calendar year” to the end of this sentence. See Instruction 1 to Item 17(b)(4) of Form N-1A.

Response: The requested change has been made.

About the Portfolio Managers – page 19

49.

In the tables listing the other accounts managed by the Funds’ portfolio managers, please change the bolded column caption “Other Accounts” to “Other Accounts Managed” to more consistently reflect the information being provided in the tables in response to Item 20(a)(2) of Form N-1A.

Response: The requested change has been made.

Compensation – page 20

50.

Bracketed language in this section states in part: “Each of the Portfolio Managers is eligible to receive a discretionary bonus based on a number of factors, including the profitability of the Adviser and the performance of the accounts they manage.” With respect to this disclosure regarding bonus compensation based in part on performance, please revise to describe with specificity the criteria on which that compensation is based. Describe how compensation is based on pre- or after-tax performance; whether (and, if so, how) compensation is based on the value of assets in the accounts managed; and identify any benchmark used to measure performance and state the length of the period over which performance is measured. See Item 20(b) of Form N-1A.

Response: The Registrant has implemented changes in response to this comment.

Portfolio Transactions – pages 20-21

51.

On page 21, this section discussing the selection of broker-dealers for the Funds’ transactions states in part: “In seeking such execution, the Adviser will use its best judgment in evaluating the terms of a transaction, and will give consideration to various relevant factors, including, without limitation: . . . research, custodial and other services provided by such brokers and/or dealers that are expected to enhance the Adviser’s

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general portfolio management capabilities . . .” Please disclose whether the Funds are authorized to pay a broker a higher brokerage commission than another broker might charger for the same transaction in recognition of the value of research services provided by the broker. Additionally, if applicable, state whether the research may be used in servicing the Adviser’s other clients. See Item 21(c) of Form N-1A.

Response: This disclosure has been revised as it is the current policy of the Adviser not to enter into traditional “soft dollar” arrangements.

Exhibits

52.

We note you anticipate filing several agreements by amendment. Please note that we review, and frequently comment upon, these exhibits. Please allow sufficient time to resolve any comments we may have.

Response: The Registrant acknowledges that the Staff may have comments to these items when supplied.

*    *    *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.

Very truly yours,

/s/ Julien Bourgeois

cc:	Curtis F. Brockelman, Jr., Harvest Volatility Edge Trust

James V. Catano, Dechert LLP